UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   January 2006          File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Certification of Interim filings  -CEO- for the period ended November 30, 2005

2.

Certification of Interim filings –CFO- for the period ended November 30, 2005

3.

Interim Financial Statements (Unaudited) for the period ended November 30, 2005

4.

Management Discussion & Analysis for the period ended November 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: April 11, 2006	By: /s/ George Whatley George Whatley, President and Director

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, George Whatley, Chief Executive Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending November 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  February 1, 2006

Signature:  “George Whatley”

Title:  Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Richard Whatley, Chief Financial Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp., (the issuer) for the interim period ending November 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)        designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  February 1, 2006

Signature:  “Richard Whatley”

Title:  Chief Financial Officer

Alpha Gold Corp.

Interim Financial Statements
(Unaudited - Prepared by Management)
November 30, 2005

Alpha Gold Corp. Interim Financial Statements (Unaudited - Prepared by Management)
November 30, 2005
Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to the Interim Financial Statements	7-11
Interim Schedule of Deferred Expenditures	12

Alpha Gold Corp. Interim Statement of Loss (Unaudited - Prepared by Management)
Cumulative,		3 months ended		9 months ended
Inception to		November 30,		November 30,
November 30, 2005		2005	2004	2005	2004
Revenue	$ -	$ -	$ -	$ -	$ -
Administrative expenses Amortization	214,147	7,106	8,228	21,320	19,524
Automotive	96,460	1,620	2,749	7,681	8,290
Bad debts	14,999	-	-	-	-
Consulting and management fees	454,263	15,000	15,000	45,000	45,000
Financial relations	59,000	-	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Insurance	32,149	(226)	(44)	4,079	4,190
Loss (gain) on disposal of equipment	(22,087)	-	11,883	-	2,327
Office, printing and miscellaneous	314,172	4,002	3,088	12,670	10,585
Professional fees	667,667	27,307	18,030	52,044	40,709
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	154,960	6,067	339	20,528	9,402
Rent	83,430	1,500	1,500	4,500	4,500
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	139,059	8,566	140	25,146	3,158
Stock-based compensation	92,300	9,300	-	9,300	-
Telephone	13,164	1,051	754	2,658	2,525
Travel and promotion	111,957	4,313	1,292	7,075	4,078
Wages	12,864	-	-	-	-
Write off of exploration properties	809,960	-	-	-	-
Write down of equipment	46,527	-	-	-	-
	3,325,934	85,606	62,959	212,001	154,288
Loss before other items	(3,325,934)	(85,606)	(62,959)	(212,001)	(154,288)
Other items Insurance proceeds	12,898	-	-	-	-
Interest income	420,064	7,103	14,115	25,019	34,917
Gain on disposal of marketable securities	40,094	-	-	-	-
Interest, bank charges and foreign exchange	(21,885)	(178)	(516)	(1,459)	(904)
Loss on realization of demand debenture	(14,487)	-	-	-	-
	436,684	6,925	13,599	23,560	34,013
Future income taxes	78,085	-	-	-	-
Loss for the period	$(2,967,335)	$(78,681)	$(49,360)	$(188,441)	$(120,275)
Weighted average loss per share		$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited - Prepared by Management)

	Cumulative, Inception to November 30,	3 months ended November 30,		9 months ended November 30,
	2005	2005	2004	2005	2004
Deficit, beginning	$ -	$(2,888,654)	$(2,619,437)	$(2,778,894)	$(2,548,522)
Loss for the period	(2,967,335)	(78,681)	(49,360)	(188,441)	(120,275)
Deficit, end of period	$(2,967,335)	$(2,967,335)	$(2,668,797)	$(2,967,335)	$(2,668,797)

Alpha Gold Corp.

Interim Balance Sheet

(Unaudited - Prepared by Management)

	November 30,	February 28,
	2005	2005
Assets
Current Cash and term deposits	$ 1,277,248	$ 1,689,237
Accounts receivable	26,994	14,789
Taxes receivable	75,746	75,746
Prepaid expense	8,676	11,654
	1,388,664	1,791,426
Investment in exploration properties (note 3)	550,114	550,114
Expenditures on exploration properties (schedule)	5,168,575	4,464,572
Equipment (note 4)	74,604	93,936
	$7,181,957	$ 6,900,048
Liabilities Current Accounts payable and accruals	$4,109	$14,339
Future income tax liability	952,639	952,639
	956,748	966,978
Shareholders’ Equity Share capital (note 5)	9,098,444	8,628,964
Contributed surplus (note )	94,100	83,000
Deficit	(2,967,335)	(2,778,894)
	6,225,209	5,933,070
	$ 7,181,957	$ 6,900,048

Approved by the Directors:

“George Whatley”

Director

“Richard Whatley”

Director

Alpha Gold Corp. Interim Statement of Cash Flows (Unaudited - Prepared by Management)
Cumulative,		3 months ended		9 months ended
Inception to		November 30,		November 30,
November 30, 2005		2005	2004	2005	2004
Cash provided by (used in) Operating activities Loss for the period	$(2,967,335)	$(78,681)	$(49,360)	$(188,441)	$(120,275)
Items not involving cash Amortization	214,147	7,106	8,228	21,320	19,524
Stock-based compensation	92,300	9,300	-	9,300	-
Future income taxes	78,085	-	-	-	-
Loss (gain) on disposal of equipment	(22,087)	-	11,883	-	2,327
Gain on disposal of exploration property	(7,400)	-	-	-	-
Write off of exploration properties	809,960	-	-	-	-
Write down of equipment	46,527	-	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-	-
Loss on realization of demand debentures	14,487	-	-	-	-
	(1,781,410)	(62,275)	(29,249)	(157,821)	(98,424)
Changes in non-cash working capital	(150,212)	38,490	(34,700)	(19,457)	(19,175)
	(1,931,622)	(23,785)	(63,949)	(177,278)	(117,599)
Financing activities Proceeds on issuance of shares	9,974,798	-	-	471,280	256,550
Investing activities Exploration properties	(6,520,581)	(39,585)	(273,139)	(704,003)	(717,391)
Proceeds on disposal of exploration					-
property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-	-
Purchase of equipment	(313,191)	-	(12,925)	(1,988)	(82,744)
Demand debenture	(12,250)	-	-	-	-
	(6,765,928)	(39,585)	(286,064)	(705,991)	(800,135)
Net increase (decrease) in cash	1,277,248	(63,370)	(350,013)	(411,989)	(661,184)
Cash and term deposits, Beginning of period		1,340,618	1,623,376	1,689,237	1,934,547
Cash and term deposits, end of period	$1,277,248	$1,277,248	$1,273,363	$1,277,248	$1,273,363
Supplemental cash flow information Interest received Income taxes received		$ 2,797 -	$ 1,366 -	$ 6,150 -	$ 20,331 -

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited – Prepared by Management)

       November 30, 2005

1.

Financial Statement Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 7, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company’s annual audited financial statements for the year ended February 28, 2005 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company’s assets. Realization of the company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.

Exploration Properties

a)

Lust Dust Claims

i)   On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii)   On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totalled $26,400 U.S. and was applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at November 30, 2005, regulatory approval had been received but the shares had not yet been issued.

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

November 30, 2005

4.	Equipment
		November 30,			February 28,
			2005		2005
		Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment		$ 7,288	$ 3,154	$ 4,134	$ 3,153
Furniture and fixtures		16,361	15,076	1,285	1,512
Trucks		105,025	35,840	69,185	89,271
		$ 128,674	$ 54,070	$ 74,604	$ 93,936
5. Share Capital a) Authorized 100,000,000 common shares with no par value b) Issued

		9 months ended November 30, 2005		Year ended February 28, 2005
		Number		Number
		of Shares	Amount	of Shares	Amount
	Balance, beginning of period	24,451,684	$ 8,628,964	23,402,184	$ 8,289,226
	Issued during the period for cash @ $0.40	-	-	575,000	230,000
	for cash @ $0.50	957,260	478,630	78,100	39,050
	for cash @ $0.43		-	396,400	170,452
	Share issue costs	-	(9,150)	-	-
	Income tax benefits renounced on flow through shares issued	-	-	-	(99,764)
	Balance, end of period	25,408,944	$9,098,444	24,451,684	$ 8,628,964

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited - Prepared by Management)

November 30, 2005

5.

Share Capital (continued)

c)

Share issuances

During the current period:

i)   285,000 flow-through common share units and 672,260 non flow-through common share units were issued at $0.50 per unit. Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.50 per share expiring July 25, 2007. The company paid a cash commission of $7,350 and issued 14,700 broker warrants on a portion of the financing. The fair value of the broker warrants have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the warrants were: Dividend yield 0%; expected volatility 38%; a risk-free interest rate of 3.04%; and an expected life of 2 years. The value assigned to the 14,700 brokers’ warrants was $1,800.

During the prior year:

i)

575,000 flow-through common shares were issued at $0.40 per unit. Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.46 per share expiring July 15, 2006.

ii)

78,100 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

iii)

396,400 common shares were issued at $0.43 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

d)

Warrants outstanding

At November 30, 2005 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
575,000	$ 0.46	July 15, 2006
971,960	$ 0.50	July 25, 2007

e)

Options outstanding

During the current quarter, the company granted 100,000 options to purchase common shares. The options are exercisable up to November 4, 2008 at a price of $0.40. The fair value of each option was determined to be $0.093 and accordingly $9,300 was recorded as stock-based compensation and credited to contributed surplus.

At November 30, 2005 the following share purchase options were outstanding:

Number of shares	$ per share	Expiry date
750,000	$ 0.40	April 25,	2007
100,000	$ 0.40	November 4,	2008
500,000	$ 0.40	January 26,	2010

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited – Prepared by Management)

November 30, 2005

6.

Related Party Transactions

During the fiscal year to date, the company paid fees of $104,000 (2004 - $104,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs and administration and management of company affairs, $6,300 (2004 - $6,000) for secretarial and bookkeeping services, and $4,500 (2004 - $4,500) for office rental to a company controlled by a director. These transactions have been recorded at the exchange amount.

7.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

Statements of Operations	Cumulative, inception to November 30, 2005	November 30, 2005	November 30, 2004
Loss for the period under Canadian GAAP	$ (2,967,035)	$ (188,441)	$ (120,275)
Exploration property exploration and development expenditures	(5,718,689)	(704,003)	(717,391)
Future income tax recovery	952,639	-	-
United States GAAP	$ (7,733,385)	$ (892,444)	$ (837,666)
Gain (loss) per share – US GAAP		$ (0.04)	$ (0.03)

Alpha Gold Corp.

Notes to the Interim Financial Statements

(Unaudited - Prepared by Management)

November 30, 2005

7.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States (continued)

Balance Sheets	November 30, 2005 Canadian US GAAP GAAP		February 28, 2005 Canadian US GAAP GAAP
Current assets	$1,388,664	$1,388,664	$1,791,426	$1,791,426
Exploration properties	5,718,689	-	5,014,686	-
Equipment	74,604	74,604	93,936	93,936
	$7,181,957	$1,463,268	$6,900,048	$1,885,362
Current liabilities	$ 4,109	$ 4,109	$ 14,339	$ 14,339
Future income tax	952,639	-	952,639	-
Share capital	9,098,444	9,098,444	8,628,964	8,628,964
Contributed surplus	94,100	94,100	83,000	83,000
Deficit	(2,967,335)	(7,733,385)	(2,778,894)	(6,840,941)
	$7,181,957	$1,463,268	$6,900,048	$1,885,362
	Cumulative, inception to November 30,	November 30,	November 30,
Statements of Cash Flows	2005	2005	2004
Cash generated (used) for operating purposes under Canadian GAAP	$(1,931,622)	$(177,278)	$ (117,599)
Exploration property exploration and development expenditures	(6,500,581)	(704,003)	(717,391)
Cash generated (used) for operating purposes under US GAAP	$(8,432,203)	$(881,281)	$ (834,990)
Cash generated (used) for investing purposes under Canadian GAAP	$(6,765,928)	$(705,991)	$ (800,135)
Exploration property exploration and development expenditures	6,500,581	704,003	717,391
Cash generated (used) for investing purposes under US GAAP	$ (265,347)	$ (1,988)	$ (82,744)

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures

November 30, 2005

	9 months ended November 30, 2005 Lust Dust Goldbanks			Year ended February 28, 2005
	Claims Claims Total			Total
Exploration Assaying	$ 31,645	$ - -	$ 31,645	$ 20,368
Camp expenses	22,739	-	22,739	22,216
Drilling	496,139	-	496,139	490,296
Filing fees and claim assessment	300	-	500	5,938
Fuel	242	-	242	2,314
Geological/ geochemical work and reports	113,682	-	113,682	160,443
On-site management	9,000	-	9,000	12,000
Roadwork/ reclamation	18,714	-	18,714	6,708
Travel	11,342	-	11,342	16,727
	704,003	-	704,003	737,010
BC Mining tax credit	-	-	-	(75,746)
Expenditures for the period	704,003	-	704,003	661,264
Balance, beginning of period	4,177,368	287,204	4,464,572	3,803,308
Balance, end of period	$4,881,371	$287,204	$5,168,575	$4,464,572

1.1

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. (“Alpha” or the “Company”) for the nine months November 30, 2005.

This MD&A is prepared as of January 23, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

In 2005 the Alpha Gold exploration program of core drilling and soil geochemistry sampling was successful; as such this enlarged the deposit size and outlined many additional drill targets for 2006. A large program of drilling is in the planning stage at this time for the coming season. With base metal and precious metal prices increasing, the value of the Alpha Lustdust property should increase significantly.

The Company has funds in place of approximately $1,275,000 and with the current drilling program completed the Company is well able to meet ongoing expenses.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at November 30, 2005 the shares had not yet been issued and the Company was uncertain as to its plans in regards to this property.

Market Trends

The upward trend in metal prices has continued to the present with gold rising rapidly to approximately US$533/oz and copper averaging US$221/lb.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February 28, 2005	As at February 29, 2004	As at February 28, 2003
Current Assets	1,791,426	2,232,362	2,287,474
Other Assets	5,108,622	4,390,837	3,443,447
Total Assets	6,900,048	6,623,199	5,730,921
Current Liabilities	14,339	7,018	11,044
Shareholders’ Equity	5,933,070	5,740,704	5,112,357
Total Shareholders’ Equity and Liabilities	6,900,048	6,623,199	5,730,921
Working Capital	1,777,089	2,225,344	2,276,430
Expenses
Amortization	23,895	14,562	8,835
Automotive	14,494	9,262	13,486
Bad debts	-	-	-
Consulting and management fees	60,000	60,000	50,000
Financial relations	-	-	-
Loss (gain) on disposal of capital assets	2,327	-	(4,705)
Insurance	4,190	2,185	1,805
Office, printing and miscellaneous	17,099	19,173	20,645
Professional fees	51,779	70,245	59,548
Regulatory and transfer fees	12,931	13,350	12,269
Rent	6,000	6,000	6,000
Shareholder relations	4,105	61,524	18,588
Stock-based compensation	83,000	-	-
Travel and promotion	8,772	7,503	6,249
Add: other items	58,220	98,117	62,498
Loss for the period	(230,372)	(165,687)	(130,222)
Basic diluted loss per share	(0.01)	(0.01)	(0.01)
Number of Common Shares Outstanding	24,451,684	23,402,184	21,178,480

1.4

Results of Operations

Overhead expenses in the third quarter of fiscal 2006 increased to $85,606, as compared to $49,360 in the third quarter of fiscal 2005.

Exploration costs decreased in the third quarter of fiscal 2006 to $39,585 compared to the same quarter of 2005, $273,139. Exploration expenditures during the quarter were: assaying (2006 - $2,072; 2005 - $6,250), camp expense (2006 - $3,704; 2005 - $4,457), drilling expenses (2006 - $7,124; 2005 - $203,676), filing fees (2006 – nil; 2005 - $1,709), on-site fuel cost (2006 – nil; 2005 - $491), geological/geochemical work and reports (2006 - $26,131; 2005 $45,058), roadwork and reclamation (2006 – nil; 2005 - $2,804), travel (2006 - $554; 2005 - $8,694).

These differences are due to an earlier completion of the drilling program in fiscal year 2006 than in fiscal year 2005.

Office and administration costs increased from $20,316 spent in the third quarter of the 2005 fiscal year to $21,692 in the third quarter of the 2006 fiscal year.

Stock-based compensation of $9,300 was charged to operations during the third quarter of fiscal year 2006 compared to $Nil in the third quarter of fiscal 2005.

1.5

Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts
	Nov 30, 2005	August 31 2005	May 31, 2005	Feb 28, 2005	Nov. 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004
Current Assets	1,388,664	1,490,162	1,733,415	1,791,426	1,602,139	1,964,786	2,188,267	2,232,362
Other Assets	5,793,293	5,760,814	5,133,652	5,108,622	5,162,021	4,903,168	4,409,944	4,390,837
Total Assets	7,181,957	7,250,976	6,867,067	6,900,048	6,764,160	6,867,954	6,598,211	6,623,199
Current Liabilities	4,109	3,747	17,318	14,339	6,304	53,638	9,018	7,018
Shareholders’ Equity	6,225,209	6,294,590	5,897,110	5,933,070	5,882,379	5,938,839	5,713,716	5,740,704
Total Shareholders’ Equity and Liabilities	7,181,957	7,250,976	6,867,067	6,900,048	6,764,160	6,867,954	6,598,211	6,623,199
Working Capital	1,384,555	1,486,415	1,716,097	1,777,089	1,595,835	1,911,148	2,179,249	2,225,344
Expenses
Amortization	7,106	7,107	7,107	4,371	8,228	8,537	2,759	4,237
Automotive	1,620	4,668	1,393	6,204	2,749	4,244	1,297	4,688
Bad debts	-	-	-	-	-	-	-	-
Consulting and management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Loss (gain) on disposal of capital assets	-	-	-	-	11,883	(9,556)	-	-
Insurance	(226)	-	4,305	-	(44)	1,966	2,268	-
Office, printing and Miscellaneous	4,002	3,835	4,833	2,902	3,088	3,282	4,215	8,236
Professional fees	27,307	17,916	6,821	11,070	18,030	16,821	5,858	32,253
Regulatory and transfer fees	6,067	14,386	75	3,529	339	8,243	820	7,677
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	8,566	14,979	1,601	947	140	-	3,018	9,153
Stock-based compensation	9,300	-	-	83,000	-	-	-	-
Telephone	1,051	780	827	1,087	754	881	890	-
Travel and promotion	4,313	1,200	1,562	4,694	1,292	1,405	1,381	691
Other items	(6,925)	(7,571)	(9,064)	(24,207)	(13,599)	(8,396)	(12,018)	82,252
Loss for the period	(78,681)	(73,800)	(35,960)	(110,097)	(49,360)	(43,927)	(26,988)	(165,687)
Basic diluted loss per share before other items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Number of Common Shares Outstanding	25,408,944	25,408,944	24,451,684	24,451,684	24,055,284	24,055,284	23,402,184	23,402,184

1.6

Liquidity

Historically the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company’s access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30 2005, the Company had working capital of approximately $1.38 million, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lustdust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7

Capital Resources

At November 30, 2005 Alpha had working capital of $1,384,000, as compared to $1,600,000 at November 30, 2004 and $1,700,000 at the end of fiscal 2005. Alpha has 25,408,944 common shares issued and outstanding at the end of the quarter.

The Company has no commitments for material capital expenses as of November 30, 2005.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

During the three months ended November 30, 2005, the Company paid $30,650 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company’s President ($15,000); property investigation, site investigation, for drilling, geology and planning of field operations to a director of the Company ($12,000); part time secretarial and accounting work to a relative of the Company’s President ($2,150); and office rent to the Company’s President ($1,500).

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13

Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This had no retroactive effect. Please refer to Note 2c of the Financial Statements.

1.14

Financial Instruments and Other Instruments

None.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

             The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

             Not applicable.

(c)

deferred development costs;

              Not applicable.

(d)

general and administration expenses; and

             The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

             None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				25,408,944
Warrants	July 15, 2006 July 25, 2007 July 25, 2007	$0.46 $0.50 $0.50	575,000 957,260 14,700	1,546,960
Share purchase options	April 25, 2007 November 4, 2008 January 28, 2010	$0.40 $0.40 $0.40	750,000 100,000 500,000	1,350,000

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

SCHEDULE B
Of the Quarterly Report of Alpha Gold Corp.
For the Quarter Ended November 30, 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.

Analysis of Expenses and Deferred Costs

A summary of the exploration and development expenditures incurred during the nine months ended November 30, 2005 contained in the Schedule of Deferred Expenditures attached to the financial statements.

2.

Related Party Transactions

Amounts paid to parties not at arm’s-length during the nine months ended November 30, 2005 are summarized as follows:

	Secretarial, bookkeeping and administration (2)	Exploration Services (1)	Rent	Car Rental	Total
1st Quarter	$ 17,100	$14,000	$1,500	$ -	$ 32,600
2nd Quarter	17,050	33,000	1,500	2,700	54,250
3rd Quarter	17,150	12,000	1,500	-	30,650
Totals	$ 51,300	$59,000	$4,500	$2,700	$117,500

1.

Includes contract negotiations, property investigation, property acquisition, site investigation for drilling and geological and management of field operations.

2.

Includes $15,000 for administration and management of company affairs.